UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

Amendment No. 5
To
Schedule 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT PURSUANT TO SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

Community Banks of Georgia, Inc.
(Name of the Issuer)

Community Banks of Georgia, Inc.
CBG Interim Corporation

John T. Trammell	Donald Keeter
Mickey Dunn	Boyd Lee Mullins
Frank Eubanks	Pierce Neese
Robert James	Geraldine Moody

(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)
_______________________________

John T. Trammell
President and Chief Executive Officer of
Community Banks of Georgia, Inc.
15 Sammy McGhee Boulevard
Jasper, Georgia 30143 (706) 253-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)
Copy to: Richard R. Cheatham, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500
______________________________

This statement is filed in connection with (check the appropriate box):

a.	[X]
The filing of solicitation materials or an information statement subject to Regulation14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”)

b.	[_]	The filing of a registration statement under the Securities Act of 1933.

c.	[_]	A tender offer.

d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction.  [X]

Calculation of Filing Fee

Transaction valuation *	Amount of filing fee
$1,204,859	$240.97
*    For purposes of calculating the fee only. As determined by reference to Section 13(e) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder, the amount assumes the acquisition of 57,787 shares of common stock of the issuer for $20.85 per share in cash.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1.        Summary Term Sheet

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is filed by the filing persons listed on the cover of this Schedule in connection with a Plan of Reorganization and Agreement of Merger (the “Plan”) that is designed to take Community Banks of Georgia, Inc. (the “Company”) private by reducing its number of shareholders of record below 300.  The Plan was duly approved by 75.83% of the Company’s shareholders at its special meeting of shareholders on September 15, 2005 and effected by filing articles of merger on September 19, 2005.

The merger resulted in the Company having 269 record holders of its outstanding common stock. Accordingly, the Company has filed with the United State Securities and Exchange Commission Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Rule 12g-4(a)(1)(i) under the Securities Exchange Act of 1934.

Item 16.        Exhibits

(a)(3)(i)
Proxy Statement of Community Banks of Georgia, Inc. for Special Meeting of Shareholders (“Proxy Statement”) (incorporated by reference from the proxy statement filed August 12, 2005 under cover of Schedule 14A).

(a)(3)(ii)	Proxy Card for Special Meeting of Shareholders (included with the Proxy statement filed as Exhibit (a)(3)(i)).

(a)(3)(iii)	Letter to Shareholders.*

(a)(3)(iv)	Letter to Shareholders regarding return of shares.

(c)(1)	Report of the Financial Consultant (included in the Proxy Statement filed as Exhibit (a)(3)(i)).

(f)	Description of Dissenters’ Rights and Procedure for Exercise (included in the Proxy Statement filed as Exhibit (a)(3)(i)).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANKS OF GEORGIA, INC.

By:	/s/ John T. Trammell
John T. Trammell President and Chief Executive Officer

Date:	September 21, 2005

CBG INTERIM CORPORATION

By:	/s/ John T. Trammell
John T. Trammell President

Date:	September 21, 2005

OTHER FILERS:

By:	/s/ Mickey Dunn
Mickey Dunn
Date:	September 21, 2005

By:	/s/ Frank Eubanks
Frank Eubanks
Date:	Augut 12, 2005

By:	/s/ Robert James
Robert James
Date:	September 21, 2005

By:	/s/ Donald Keeter
Donald Keeter
Date:	September 21, 2005

By:	/s/ Boyd Lee Mullins
Boyd Lee Mullins
Date:	September 21, 2005

By:	/s/ Pierce Neese
Pierce Neese
Date:	September 21, 2005

By:	/s/ Geraldine Moody
Geraldine Moody
Date:	September 21, 2005

By:	/s/ John T. Trammel
John T. Trammell
Date:	September 21, 2005